Connect Biopharma Holdings Limited

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

July 1, 2022

VIA EDGAR

Ms. Jane Park

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited

Registration Statement on Form F-3

File No. 333-264340

Dear Ms. Park:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Connect Biopharma Holdings Limited (the “Company”), respectfully requests that the effective date of the Registration Statement on Form F-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on July 6, 2022, or as soon as practicable thereafter.

Please contact Michael E. Sullivan of Latham & Watkins LLP, counsel to the Company, at (858) 523-3959, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CONNECT BIOPHARMA HOLDINGS LIMITED

By:	/s/ Zheng Wei, Ph.D.
Zheng Wei, Ph.D.
Chief Executive Officer

cc: Jason	Drory, Securities Exchange Commission

Jiang Bian, Esq., Connect Biopharma Holdings Limited

Michael E. Sullivan, Latham & Watkins LLP

Cheung Ying (Cathy) Yeung, Esq., Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

Donald K. Lang, Davis Polk & Wardwell LLP